Exhibit 99.6

Q2 FY 20-21
Key Performance Highlights
REVENUE	Sequential Growth	Constant Currency	OPERATING MARGIN
$1.99B	3.7%	2.0%	19.2%

COMPOSITION OF BUSINESS UNITS
31.2%	5.3%	16.2%	12.9%	13.7%	8.2%	12.5%
Banking, Financial Services, Insurance	Communications	Consumer	Energy, Natural Resources, Utilities	Health	Manufacturing	Technology
DISTRIBUTION OF PRACTICES
DIGITAL OPERATIONS AND PLATFORMS	CLOUD AND INFRA SERVICES	APPLICATION SERVICES	DATA, ANALYTICS AND ARTIFICIAL INTELLIGENCE	INDUSTRIAL AND ENGINEERING SERVICES
15.5%	25.6%	44.5%	7.0%	7.4%

GEOGRAPHIC DISTRIBUTION
58.4%	23.8%	17.8%
AMERICAS US • CANADA • LATAM	EUROPE UK • CE • DACH •NORDICS	REST OFWORLD APAC • ME • INDIA

REVENUE GUIDANCE
1.5% to 3.5%	$2,022Mn to $2,062Mn
QoQ Growth	Q3 FY 2020-21

CUSTOMER CONCENTRATION
TOP1 3.2%	TOP 5 12.0%	TOP 10 19.6%

TOTAL HEADCOUNT	185,243	ATTRITION VOL – TTM	11.0%
GROSS UTILIZATION	76.4%	OFFSHORE REVENUE PERCENTAGE OF SERVICES	50.4%

Public

Exhibit 99.6

Wipro Limited

Results for the Quarter ended September 30, 2020

Operating Metrics Pertaining to IT Services Segment

A. IT Services

		FY 20-21		FY 19-20
		Q2	Q1	FY	Q4	Q3	Q2	Q1
Revenue & OM %	IT services Revenues ($Mn)	1,992.4	1,921.6	8,256.2	2,073.7	2,094.8	2,094.8	2,038.8
	Sequential Growth Note 1	3.7%	-7.3%	2.5%	-1.0%	2.2%	0.5%	-1.3%
	Sequential Growth in Constant Currency Note 1&2	2.0%	-7.5%	3.9%	0.4%	1.8%	1.1%	-0.7%
	Operating Margin % Note 3	19.2%	19.0%	18.1%	17.6%	18.4%	18.1%	18.4%

Service Line Mix	Practices
	Digital Operations and Platforms	15.5%	14.8%	14.8%	14.6%	15.3%	14.7%	14.7%
	Cloud and Infrastructure Services	25.6%	25.9%	25.8%	25.8%	25.8%	25.87	25.7%
	Data, Analytics and AI	7.0%	7.2%	7.3%	7.2%	7.2%	7.3%	7.4%
	Application Services	44.5%	44.4%	44.5%	44.7%	44.2%	44.8%	44.6%
	Industrial & Engineering Services	7.4%	7.7%	7.6%	7.7%	7.5%	7.5%	7.6%

SBU Mix	Strategic Business Units
	Banking, Financial Services and Insurance	31.2%	30.7%	31.0%	30.4%	30.9%	31.3%	31.6%
	Communications	5.3%	5.1%	5.7%	5.5%	5.7%	5.7%	5.9%
	Consumer Business Unit	16.2%	15.9%	16.3%	16.8%	16.9%	16.0%	15.6%
	Energy, Natural Resources and Utilities	12.9%	13.2%	12.9%	12.8%	12.9%	12.9%	12.8%
	Health Business Unit	13.7%	13.5%	13.2%	13.5%	13.1%	13.0%	13.2%
	Manufacturing	8.2%	8.1%	8.1%	8.2%	8.2%	8.1%	7.9%
	Technology	12.5%	13.5%	12.8%	12.8%	12.3%	13.0%	13.0%

Geography Mix	Geography
	Americas	58.4%	59.0%	59.1%	59.1%	59.2%	59.6%	58.7%
	Europe	23.8%	23.7%	24.0%	24.1%	23.7%	23.5%	24.6%
	Rest of the World	17.8%	17.3%	16.9%	16.8%	17.1%	16.9%	16.7%

Guidance	Guidance ($Mn)	-	-	-	2,095- 2,137	2,065- 2,106	2,039- 2,080	2,046- 2,087
	Guidance restated based on Actual currency realized ($Mn)	-	-	-	2,064- 2,106	2,074- 2,115	2,027- 2,068	2,034- 2,075
	Revenues performance against guidance ($Mn)	-	-	-	2,073.7	2,094.8	2048.9	2,038.8

Customer Relationship	Customer size distribution (TTM)
	> $100Mn	11	13	15	15	14	13	13
	> $75Mn	24	22	22	22	22	23	23
	> $50Mn	39	39	40	40	41	41	41
	> $20Mn	100	97	96	96	96	92	92
	> $10Mn	166	163	166	166	169	165	166
	> $5Mn	257	258	260	260	260	261	259
	> $3Mn	342	348	341	341	344	341	340
	> $1Mn	573	577	574	574	572	569	564
Customer Metrics	Revenue from Existing customers %	98.6%	99.7%	98.1%	97.0%	97.6%	98.4%	99.4%
	Number of new customers	97	42	240	65	77	57	41
	Total Number of active customers	1,089	1,004	1,074	1,074	1,070	1,027	1,060
	Customer Concentration
	Top customer	3.2%	3.2%	3.2%	3.0%	3.0%	3.2%	3.7%
	Top 5	12.0%	12.3%	12.8%	12.2%	12.3%	12.8%	13.8%
	Top 10	19.6%	20.3%	19.7%	19.3%	19.2%	19.8%	20.7%

Notes:

Note 1: QoQ and YoY growth rates have been adjusted for the impact of divestments

Note 2: Constant currency revenue for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period

Note 3: IT Services Operating Margin refers to Segment Results Total as reflected in IFRS financials

Note 4: IT Services excl. DOP, Designit, Cellent, Cooper, Infoserver, Topcoder, India, Rational, ITI, IVIA and 4C

		FY - 20-21		FY - 19-20
		Q2	Q2	FY	Q4	Q3	Q2	Q1
Currency Mix	% of Revenue
	USD	62%	63%	63%	62%	63%	63%	62%
	GBP	10%	10%	10%	10%	10%	9%	10%
	EUR	8%	8%	8%	8%	8%	8%	9%
	INR	5%	5%	4%	5%	4%	4%	4%
	AUD	5%	5%	5%	4%	4%	5%	5%
	CAD	2%	2%	3%	3%	3%	3%	3%
	Others	8%	7%	7%	8%	8%	8%	7%
	Closing Employee Count	185,243	181,804	182,886	182,886	187,318	181,453	174,850

Employee Metrics	Utilization Note4
	Gross Utilization	76.4%	75.0%	72.2%	73.4%	70.2%	71.4%	73.9%
	Net Utilization (Excluding Trainees)	86.9%	84.5%	82.3%	82.6%	79.6%	81.1%	85.0%
	Attrition
	Voluntary TTM (IT Services excl. DOP)	11.0%	13.0%	14.7%	14.7%	15.7%	17.0%	17.6%
	DOP %(POST Training Quarterly)	6.1%	4.4%	10.1%	10.8%	9.6%	9.9%	10.0%
	Sales & Support Staff - IT Services	14,806	14,567	14,908	14,908	15,232	14,990	14.116
B. IT Services (Excluding DOP, Designit, Cellent, Appirio, Cooper, Infoserver, Topcoder, India, Rational, ITI, IVIA and 4C)
Service Delivery	Revenue from FPP	60.3%	61.7%	62.4%	63.2%	62.6%	61.9%	61.6%
	Offshore Revenue (% of Services)	50.4%	48.5%	47.1%	48.2%	46.8%	46.7%	47.7%

C. Growth Metrics for the Quarter ended September 30, 2020Note2

	Reported Currency QoQ%	Reported Currency YoY %	Constant Currency QoQ%	Constant Currency YoY %
IT Services	3.7%	-2.8%	2.0%	-3.4%

Strategic Business Units
Banking, Financial Services and Insurance	5.4%	-2.8%	3.7%	-3.3%
Communications	7.8%	-9.8%	4.6%	-10.3%
Consumer Business Unit	5.6%	-1.9%	4.5%	-2.1%
Energy, Natural Resources and Utilities	1.1%	-2.9%	-2.4%	-5.4%
Health Business Unit	4.9%	2.6%	4.1%	2.3%
Manufacturing	5.4%	-1.1%	3.5%	-1.5%
Technology	-3.9%	-6.8%	-4.7%	-7.1%

Geography
Americas	2.7%	-4.7%	2.2%	-4.0%
Europe	4.1%	-1.6%	0.1%	-5.7%
Rest of the World	6.4%	2.4%	3.7%	2.0%

Practices
Digital Operations and Platforms	8.6%	2.3%	8.1%	2.0%
Cloud and Infrastructure Services	2.4%	-3.4%	0.6%	-3.8%
Data, Analytics and AI	1.1%	-6.9%	-0.5%	-7.5%
Application Services	3.9%	-3.0%	1.7%	-4.0%
Industrial & Engineering Services	-0.3%	-4.7%	-1.3%	-5.2%

D. Annexure to Datasheet

Segment-wise breakup of Cost of Revenues, S&M and G&A	Q1 FY20-21 (INR Mn)
Particulars	IT Services	IT Products	ISRE	Reconciling Items	Total
Cost of revenues	101,422	2,008	1,929	28	105,387

Selling and marketing expenses	9,504	24	71	7	9,606

General and administrative expenses	8,226	-41	5	-13	8,177

Total	119,152	1,991	2,005	22	123,170